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Exhibit 12

UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31,
(Dollars in Thousands)

	2004	2003	2002	2001	2000
EARNINGS:
Income (loss) before income taxes and minority interest	$192,632	$106,150	$(12,388)	$331,337	$377,165
Add (deduct):
Earnings on equity method investments	(68,841)	(52,063)	(42,068)	(41,934)	(43,727)
Distributions from unconsolidated entities	46,530	44,833	28,881	14,813	20,582
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(10,940)	(14,622)	(16,829)	(10,429)	(7,975)

	159,741	84,298	(42,404)	293,787	346,045
Add fixed charges:
Consolidated interest expense	86,241	64,607	47,878	35,164	36,608
Interest portion (1/3) of consolidated rent expense	25,113	17,412	19,061	11,808	10,933

	$271,095	$166,317	$24,535	$340,759	$393,586
FIXED CHARGES:
Consolidated interest expense	$86,241	$64,607	$47,878	$35,164	$36,608
Interest portion (1/3) of consolidated rent expense	25,113	17,412	19,061	11,808	10,933

	$111,354	$82,019	$66,939	$46,972	$47,541
RATIO OF EARNINGS TO FIXED CHARGES	2.43	2.03	— (a)	7.25	8.28

Tax-effected preferred dividends	$—	$25	$70	$124	$121
Fixed charges	111,354	82,019	66,939	46,972	47,541

Fixed charges and preferred dividends	$111,354	$82,044	$67,009	$47,096	$47,662
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.43	2.03	— (a)	7.24	8.26

(a)
Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $42.4 million and fixed charges and preferred dividends by $42.5 million. In the year ended December 31, 2002, U.S. Cellular recognized a pre-tax loss on marketable securities and other investments of $295.5 million as a result of management's determination that unrealized losses with respect to the investments were other than temporary and the write-down of other assets.

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  Exhibit 12